

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

<u>Via e-mail</u>
Yulong Zhu
Chief Executive Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, Henan Province
People's Republic of China

> **Re: Yulong Eco-Materials Limited**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 24, 2014**
> **CIK No. 0001607741**

Dear Mr. Zhu:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Among other issues, the most recent balance sheet included in your filing dates from March 31, 2014. Your financial statements thus became stale on August 12, 2014. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Francis Chen, Esq. (*via e-mail*)
LKP Global Law, LLP